DEAN HELLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Entity #
C5490-1997
Document Number:
20060670162-80

Date Filed:
10/18/2006 1:51:15 PM
In the office of

Dean Heller
ABOV Secretary of State

Certificate of Amendment
(PURSUANT TO NRS 78.385 and 78.390)

Certificate of Amendment to Articles of Incorporation For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:
NetSol Technologies, Inc.

2. The articles have been amended as follows (provide article numbers, if available):

To add the following to Section 3: "The board of directors of the Corporation (the "Board of Directors") is expressly authorized to provide for issuance of all or any shares of Preferred Stock in one or more series, and to fix for each such series such voting powers, full or limited, or no voting powers, and such designations, preferences and relative participating, option or other special rights and such qualifications, limitations or restrictions thereof, as shall be stated and express in the resolution or resolutions adopted by the Board of Directors providing for the issuance of such series and as may be permitted by the Nevada Revised Statutes (as amended from time to time, the "NRS"), including, without limitation, the authority to provide that any such class or series may be: (i) subject to redemption at any time or time at such price or prices;.(ii) entitled to receive dividends (which may be cumulative or non-cumulative) at such rates, on such conditions, and at such times, and payable in preference to, or in such relation to, the dividends payable on any other class or classes or any other series; (iii) entitled to such rights upon the dissolution of, or upon any distribution of the assets of, the Corporation; (iv) entitled to vote separately or together with any other series or class of stock of the Corporation; or, (v) convertible into, or exchangeable for, shares of any other class or classes of stock, or any other series of the same or any other classes of stock of the Corporation at such price or prices or at such rates of exchange or with such adjustments; all as may be stated in such resolution or resolutions."

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the * articles of incorporation have voted in favor of the amendment is: 8,905,792; 95.5% of voting shares

4. Effective date of filing (optional):
(must not be later than 90 days after the certificate is filed)

5. Officer Signature (required): ______________________

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.